Exhibit 99.5

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II)WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Fair Market Value Appraisal: Internal Use

Client

Series 470, a series of Masterworks Vault 1, LLC

Intended User

Masterworks Administrative Services, LLC on behalf of the above-named Client.

Intended Use

To determine fair market value as outlined in the Scope of Work.

Effective Date of Valuation

December 31, 2015

Date of Report

February 4, 2025

TABLE OF CONTENTS

Certification	2
About Masterworks	3
Scope of Work	3
Definition of Value	4
Method of Research	4
Method of Examination	4
Assignment Conditions	4
Approach to Value	5
Opinion of Value	5
Subject Artwork	6
Fair Market Value	6
Artist Background	7
Valuation Narrative	7
Comparable Sales	9
Sources of Data	9
Statements and Disclosures	10
Appraisal Terminology and Definitions	12

Fair Market Value Appraisal for Use by Masterworks Administrative Services, LLC Effective Appraisal Report Date: December 31, 2015	Page 1

Certification

I certify that, to the best of my knowledge and belief:

●	The statements of fact contained in this Appraisal Report are true and correct.
●	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions and conclusions.
●	In my role at Masterworks Administrative Services, LLC, I provide on-going valuation and consultation regarding the Masterworks Portfolio; in this context, I frequently perform an initial review of the Artwork prior to its acquisition by Masterworks.
●	I am an employee of Masterworks Administrative Services, LLC, which serves as the administrator to the owner of the Artwork. Masterworks Administrative Services, LLC receives revenue for the administration of the Artwork and, its affiliate, Masterworks Gallery, LLC holds a financial interest in the corporate entity that owns the Artwork. However, I have no direct personal interest or bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
●	My engagement in this assignment was not contingent upon developing or reporting predetermined results.
●	My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of Masterworks, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
●	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
●	The property that is the subject of this report was inspected by a member of the Masterworks’ Acquisitions team and/or Appraisal team; in the event that I did not personally inspect the artwork, I relied on information, including photographs and other documentation, supplied by both the seller and the Masterworks team member who conducted the inspection.
●	I received personal property appraisal assistance from Jessica Maliszewski, Fine Art Appraiser, who assisted with research and appraisal development.

Abigail Athanasopoulos

Director of Appraisals

Masterworks Administrative Services, LLC

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About Masterworks

Masterworks Administrative Services, LLC acts as manager for individual Delaware LLCs that own, through a segregated portfolio of Masterworks Cayman SPC, a single artwork as its sole investment which have been offered and sold as securities pursuant to an exemption from registration under Rule 251(a)(2) of Regulation A under the Securities Act of 1933. For the purposes of this Appraisal Report only, and unless otherwise indicated in a specific instance, this organizational structure shall be referred to as “Masterworks.”

Scope of Work

The following appraisal report (“Appraisal Report”) was prepared for use in determining the Fair Market Value of the subject artwork (the “Artwork”), which is owned by Series 470, a series of Masterworks Vault 1, LLC. This Appraisal Report is intended for use by Series 470, a series of Masterworks Vault 1, LLCand its subsidiaries (collectively referred to as “Masterworks 470”). The Appraisal Report has been prepared by the Masterworks Appraiser(s) on behalf of Masterworks Administrative Services, LLC in its capacity as administrator to Series 470, a series of Masterworks Vault 1, LLC This appraisal was requested for internal use to conclude a retrospective opinion of value1 as of December 31, 2015. This valuation is valid as of the Effective Date, and does not take into account any sales of comparable works or market movement that occur after the Effective Date. This Appraisal Report may not be used for any other purpose than that stated above, or by any other users.2

Values stated may not reflect additional expenses which might be incurred should the Artwork be sold, such as advertising costs, or shipping. For the avoidance of doubt, this Appraisal Report shall not be construed as providing investment advice or be relied upon by those making investment decisions. Given the volume of transactions, internally compiled intelligence and qualified personnel, among other items, Masterworks believes it is well-positioned to appraise artworks in the Masterworks Portfolio. This appraisal was prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice (“USPAP”) developed by the Appraisal Standards Board of the Appraisal Foundation, by a USPAP-compliant appraiser from the Masterworks Appraiser(s). It is noted that there are potential conflicts of interest given that Masterworks Appraiser(s) are employees of Masterworks, and Masterworks retains an ownership and other pecuniary interests in the Artwork.

1 The effective date of valuation is prior to the date of the report.

2 Use of this report may be requested and approved on a case-by-case basis.

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Definition of Value

The definition of fair market value is set forth in IRS Section 1.170 and 20.2031-1 which states that: “The Fair Market Value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.” (According to Technical Advisory Memorandum [TAM] 9235005 [May 27, 1992], fair market value should include the buyer’s premium) 20.2031 (b) continues “the fair market value of an item of property includible in the decedent’s gross estate is not to be determined by a forced sale price. Nor is the fair market value of an item of property to be determined by the sale price of that item in a market other than that in which such item is commonly sold to the public, taking into account the location of the item wherever appropriate.”

Method of Research

In preparing this Appraisal Report, research was conducted in the Masterworks offices. The offices are equipped with an extensive library relevant to the artworks held in the Masterworks’ collection. Research involved but was not limited to: i) detailed research of comparable transactions occurring at public auction via third-party, on-line artwork-focused databases including artprice and artnet; ii) review of an internal database of similar works and works by the same artists that have been previously offered to Masterworks for purchase; iii) review of historical market trends within the specific artist market, the market for similar (or comparable) artwork based on internally-compiled market indices, and the broader art market; iv) review of past condition reports, photos, previous appraisals, sales transactions, auction catalogues and other documentation related to the Artwork; iv) review of general art market intelligence and observations acquired by Masterworks through the attendance of auction previews, art fairs exhibiting comparable works, gallery and museum exhibitions and v) art historical research pertaining to the artist and the subject artwork using Masterworks’ Reference Library and resources available at the New York Public Library, the Metropolitan Museum of Art’s Watson Library and the Frick’s Art Reference Library among others. Sources for art market data include third-party online transaction databases, physical auction catalogues, sales (or offers) made to Masterworks by dealers and other general market observations and intelligence.

Method of Examination

The Artwork was last physically inspected by AtelierAnd for Masterworks on February 4, 2025, with the most recent condition report issued on February 4,2025; it is assumed that the artwork has sustained no visible apparent change in its condition since that time.

Assignment Conditions

During the development of this Appraisal and preparation of this Appraisal Report, the Masterworks Appraiser(s) relied on photographs and descriptions of the Artwork retained in Masterworks’ collection files to confirm the work’s physical characteristics. Relevant information regarding comparable sales is included in this report or, in the case of confidential private sale data, maintained in the Masterworks Appraiser(s)’ work file at the offices of Masterworks. The Masterworks Appraiser(s) may not have personally examined the comparable works referenced in the Appraisal Report, and thus relied on the information available through online databases, auction catalogues, private dealers and/or galleries. Not all comparables have current condition reports for review.

●	Extraordinary Assumptions: An extraordinary assumption is defined by USPAP as “an assumption, directly related to a specific assignment, as of the effective date of the assignment results, which, if found to be false, could alter the appraiser’s opinions or conclusions.” The appraised value assumes the clear title, good condition, and authenticity. While members of Masterworks may have viewed the work prior to acquisition by Masterworks, the Masterworks Appraiser(s) did not inspect the property in person during the preparation of this report, and thus relied solely on images and descriptions retained in Masterworks’ files and assumed this information to be accurate. The Masterworks Appraiser(s) may not have been able to examine the comparable works used for this assignment and thus relied on information available through online databases, auction catalogues, private dealers and or galleries. When no condition report was available for comparable works, the object is assumed to be in good condition.

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●	Hypothetical Conditions: A hypothetical condition is defined by USPAP as “a condition, directly related to a specific assignment, which is contrary to what is known by the appraiser to exist on the effective date of the assignment results but is used for the purpose of analysis.” No hypothetical conditions have been applied to this Appraisal Report.
●	Limiting Conditions: The following Limiting Conditions exist in this assignment. Such conditions may limit the appraisers’ expertise in specific areas as well as the perceived responsibilities of the assignment. Some are also considered to be Extraordinary Assumptions and were taken by the appraiser as facts. If these Limitations and Extraordinary Assumptions are found to be untrue, the appraiser’s opinions, including the opinions of value may be affected.

○	The Appraisal Report is limited in that the appraiser is not an authenticator. This is also considered an Extraordinary Assumption as they assume the work is authentic.
○	This Appraisal Report is limited in that the appraiser is not a conservator. As such, they did not prepare a professional condition report for the subject work. This is also considered an Extraordinary Assumption as they assume the work is in good condition.

Approach to Value

The Artwork was evaluated based on the “Sales Comparison Approach.” This method of valuation involves analysis of recent sales involving similar objects, also referred to as comparable sales, which have sold within the market that is most common for each object. In the context of the Artwork, comparable sales generally include sales of other artwork (or the Artwork itself) created by the same artist, with similar dimensions, creation period range and subject matter as the Artwork. Comparable sales may have taken place at public auction or in private sales, if such private sales information is verifiable. The Appraisers may adjust the valuation of the Artwork, otherwise derived from past comparable sales, based on a historical price appreciation benchmark for similar works by the artist or the artist’s market overall.

The “Income Approach” and the “Cost Approach” were also considered for this appraisal. While the subject work is an income producing asset, such income is not part of the scope of the assignment and thus the “Income Approach” was not applied. The “Cost Approach” was also considered and since its application was not relevant to the assignment’s scope of work, it was not applied.

Opinion of Value

The value expressed herein is based on the Masterworks Appraiser(s)’ best judgment and opinion. This value is not a representation or warranty that the item would have realized this value if offered for sale in an appropriate market. Further, as a retrospective opinion, the value expressed is based on information from prior to the effective date of valuation December 31, 2015 and does not reflect the appraiser’s opinion of current value.

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Subject Artwork

Andy Warhol

Unidentified Woman

1980

Synthetic polymer paint and silkscreen ink on canvas

Signed and dated on the overlap

40 × 40 in (101.6 × 101.6 cm)

Fair Market Value

$600,000

Location

[***]

Condition

Good

Provenance

The Andy Warhol Foundation for the Visual Arts, New York

Dorothy Blau Gallery, Miami

Private Collection

Private Collection

Private Collection

Acquired from the above by Masterworks

Exhibition History

St. Louis, lococomulder; Bay Harbor Islands, Dorothy Blau Gallery, andy warhol: prettywomen, January - February, 2001, n.p., illustrated in color

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Artist Background

Andy Warhol (b. 1928, Pittsburg, Pennsylvania - d. 1987, New York, New York) is among the most influential artists of the 20th century and is widely recognized as a leading figure in the Pop Art movement. Born Andrew Warhola to Carpatho-Rusyn immigrants, Warhol grew up modestly during the Great Depression. He suffered from Sydenham chorea, which often left him bedridden, where he would read comic books and magazines. From 1945 to 1949, he studied pictorial design at the Carnegie Institute of Technology (now Carnegie Mellon University). Upon graduation, Warhol moved to New York to pursue a commercial art career and worked as an illustrator and window display designer. He quickly became an award-winning illustrator with clients like Tiffany & Co., Columbia Records, and Vogue, among other iconic brands. He took an entrepreneurial approach to his art and employed assistants for his studio, later known as “The Factory.” Inspired by the burgeoning movement in England, Warhol created his first Pop Art paintings based on comics and advertisements in 1961. The following year, he developed his signature style characterized by repetition, commercial subjects, and photographic silkscreen printing techniques. This led to his series of celebrity portraits that featured Marilyn Monroe, Elvis Presley, and Elizabeth Taylor, among others, and his series of Campbell’s Soup Cans. The soup cans were exhibited in his first solo Pop Art exhibition at Ferus Gallery in Los Angeles in July 1962. In 1963, Warhol began his Death and Disaster series and his first box sculptures. His Flowers quickly followed in 1964 as a lighter subject still in dialogue with the fleeting nature of beauty and life. In 1968, he faced his mortality when the radical feminist Valerie Solanas shot him in the torso in a failed assassination attempt after he refused to produce her play. This traumatic experience led to a period of isolation where he focused on private commissions. In addition to his prolific visual art practice, Warhol was active in the underground film and publishing scenes in New York, co-founding Interview magazine in 1969, publishing two books, and producing two TV shows for cable television, among other projects. His collaborative approach to artwork and active social life led him to work with the next generation of artists like Jean-Michel Basquiat, Francesco Clemente, and Keith Haring in the 1980s. Warhol died on February 22, 1987, from complications after a gallbladder removal surgery.

The Andy Warhol Foundation is the beneficiary of the artist’s estate and works exclusively with Christie’s as its sales agent. The Foundation collaborated with the Carnegie Institute and the Dia Art Foundation to found the Andy Warhol Museum in 1989, one of the largest single-artist museums in the world and the largest in North America. Warhol has also been the subject of numerous international major survey and retrospective exhibitions at institutions such as the Museum of Modern Art in New York, the Whitney Museum of American Art, the Art Institute of Chicago, the Museum of Contemporary Art in Los Angeles, the Tate Modern in London, the Royal Scottish Academy in Edinburgh, the Centre Pompidou in Paris, the Louisiana Museum in Humlebaek, Denmark, the Museum Ludwig in Cologne, Palazzo Grassi in Venice, and Queensland Art Gallery in Brisbane, Australia, among many others. His works are also held in major permanent collections, including the Metropolitan Museum of Art in New York, Museum of Modern Art in New York, Solomon R. Guggenheim Museum in New York, Smithsonian American Art Museum in Washington, D.C., San Francisco Museum of Modern Art, Tate Modern in London, Museum Ludwig in Cologne, Museo Nacional Centro de Arte Reina Sofía, Moderna Museet in Stockholm, and Musée d’Art Moderne in Paris, among many other prestigious institutions.

Valuation Narrative

“Unidentified Woman” (1980), 40 x 40 inches, is one of Andy Warhol’s iconic screen-printed society portraits. As Warhol’s fame grew, socialites began commissioning portraits from him. These works became a significant aspect of his career, sustaining his less commercial projects. Warhol made all of his society portraits 40 by 40 inches so that some day they could come together as, in Warhol’s words, a “Portrait of Society.” Andy Warhol’s society portraits are especially interesting given the artist’s lifelong fascination with celebrity, glamour and wealth. Warhol created his society portraits using a semi-mechanized silk-screening process. He began by taking rolls of photographs of his subjects with a Polaroid camera. He then blew up and converted the image into a negative, traced their features onto the canvas, and then created a silkscreen. The sitter in this particular portrait has not yet been identified. She wears her hair in a fashionable side-parted pixie cut and dons a bold red lipstick. The portrait is screenprinted against a vibrant teal background.

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As an important historical figure in the canon of post-war American art, Warhol’s career as a pioneer of Pop Art had a profound influence on the development of subsequent Modern art movements and his paintings were highly revered both during his lifetime and well after his death in 1987. As is often the case for such historically significant artists, the market for Warhol’s work, though consistently strong within the context of the overall market, has experienced a number of relative highs and lows, typically in conjunction with the broader market for “Blue Chip” art. Based on an in-depth analysis of public auction sales, as well as art market indices specific to both Warhol and the Post-War and Contemporary art market in general, it appears that the most recent market peak for this artist was around 2014-2015, which was also the highest year to date on record (in aggregate sales volume) for the broader art market (at $68.2 billion in 2014).

During the 5 year period prior to December 31, 2015 (the effective date of valuation), there were four similar 40 x 40 inch portraits by Warhol sold at auction. Just prior to the date of valuation, “Pia Zadora” (1983), 40 x 40 inches, sold at the regional auction house K-Auction in Hong Kong for the HKD equivalent of $554,700 hammer (price with buyer’s premium is assumed to be approximately $640,000). While visually related to the subject work in terms of its bright coloration, the solid blue background and strong contrasts within the sitter’s face (less so within her hair), the subject of the K-Auction portrait is a well-known (“blonde-bombshell” type) American actress and singer who was at the height of her fame at the time the portrait was painted. It should be noted that this same portrait sold previously at another regional auction house Seoul Auction on July 19, 2012 for the KRW equivalent of $510,000 hammer (price with buyer’s premium is assumed to be approximately $590,000), which seems to support that the market had yet to reach its peak in 2012.

The year prior, in a similarly robust market, “An American Lady: Kay Fortson” (1976), 40 x 40 inches, sold at Sotheby’s Paris for the EUR equivalent of $655,562. Dating from a slightly earlier period in the artist’s oeuvre than the subject work, this painting bears a more painterly aesthetic and has a more varied (though similarly vibrant) palette; it also depicts a “known” sitter (Texas socialite and founder of the Kimbell Art Museum Kay Fortson), although still fits the parameters of a society portrait as the sitter was not especially famous outside the monied art work of the time.

Additionally, there were two very strong sales - both of which far exceeded their high presale estimates - of similar portraits in 2011 (just prior to what was arguably the market peak). On June 29, 2011, “Portrait of Florinda Bolkan” (1981), 40 x 40 inches, sold at Christie’s London for the GBP equivalent of $577,314 (against a high presale estimate of $191,772). Similar to the subject work, this example is a bold depiction of a dark-haired beauty against a bright, solidly colored ground; however, the Christie’s example has a red ground and the sitter, whose attractiveness and “sex appeal” are underscored by her cascading dark locks, is Brazilian actress and model Florinda Bolkan of 1970s fame, which likely contributed to a strong sale result in a slightly weaker market.

Finally, on February 16, 2011, another painterly example from the 1970s, “Portrait of Marina Ferrero” (1974), 40 x 40 inches, sold at Sotheby’s London for the GBP equivalent of $812,644 (against a high presale estimate of $241,260). Although the sitter of this example is named, she is not well-known and was likely a friend or acquaintance of Warhol’s who commissioned the portrait. Similar to “An American Lady: Kay Fortson” (1976), this example has mottled pigmentation resembling brushstrokes that is consistent with other portraits from the 1970s, although executed in a predominantly pink, peach and white palette.

The retrospective opinion of Fair Market Value was determined in relation to the aforementioned auction sales, particularly “Pia Zadora” and “Portrait of Florinda Bolkan” as the two closest comparables, adjusting for differences in subject, palette, date, style, composition, sale venue and market. Considering these data points and adjusting for the aforementioned differences, the Fair Market Value of the subject work is $600,000 as of December 31, 2015.

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Comparable Sales

Title: Pia Zadora

Year Made: 1983

Medium: Synthetic polymer and silkscreen inks on canvas

Dimensions: 40 x 40 in.

Date of Sale: October 4, 2015

Sale Name: Modern and Contemporary Art

Sale Location: K-Auction, Hong Kong

Lot: 62

Estimate: $554,700 - $774,000

Hammer Price: $554,700

Title: An American Lady: Kay Fortson

Year Made: 1976

Medium: Synthetic polymer and silkscreen inks on canvas

Dimensions: 40 x 40 in.

Date of Sale: June 3, 2014

Sale Name: Art Contemporain Vente du Soir

Sale Location: Sotheby’s, Paris

Lot: 13

Estimate: $272,300 - $408,450

Realized Price: $655,562

Title: Portrait of Florinda Bolkan

Year Made: 1981

Medium: Synthetic polymer and silkscreen inks on canvas

Dimensions: 40 x 40 in.

Date of Sale: June 29, 2011

Sale Name: Post-War and Contemporary Art

Sale Location: Christie’s, London

Lot: 257

Estimate: $143,829 - $191,772

Realized Price: $577,314

Title: Portrait of Marina Ferrero

Year Made: 1974

Medium: Acrylic, silkscreen inks on canvas

Dimensions: 40 x 40 in.

Date of Sale: February 16, 2011

Sale Name: Contemporary Art

Sale Location: Sotheby’s, London

Lot: 266

Estimate: $160,840 - $241,260

Realized Price: $812,644

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Sources of Data

Auction Houses: Christie’s, Sotheby’s, Phillips, Bonhams, Artcurial, SBI Art Auction, Mainichi Auction, Mallet Japan, China Guardian, Ketterer Kunst, Seoul Auction, iART Co.

Online Databases: Artprice, Artnet, AskArt, Mutual Art and the Baer Faxt Auction Database

Masterworks Appraisers Qualifications

Abigail Athanasopoulos, Director of Appraisals, is an Accredited Senior Appraiser with the American Society of Appraisers (ASA) and an Accredited Member of the International Society of Appraisers (ISA) with over nineteen (19) years of experience appraising fine art. Prior to her position with Masterworks, she was the Founder & Principal of Spectrum Appraisals, LLC, a comprehensive art appraisal and advisory firm providing clients with highly competent and unbiased fair market value and replacement value appraisals for a wide variety of intended uses. She previously worked as a senior appraiser and project manager for Appraisal Resource Associates, Inc., and a gallery associate at D. Wigmore Fine Art, New York; she has also recently served on ASA’s executive committee and is an active member of ArtTable (a professional organization dedicated to advancing the leadership of women in the visual arts). Ms. Athanasopoulos holds a B.A. in Art History from Wellesley College and has completed extensive coursework in Appraisal Studies through both NYU’s Appraisal Studies Program and Pratt Institute (in association with the American Society of Appraisers), from which she obtained a Certificate in Fine & Decorative Arts Appraisal Studies. She is “qualified” per IRS guidelines and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP) through 2025.

Jessica Maliszewski, Fine Art Appraiser, is an Accredited Member of the Appraisers Association of America (AAA) specializing in Post-War, Contemporary and Emerging Art. A member of the AAA for seven (7) years, Ms. Maliszewski is Uniform Standards of Professional Appraisal Practice (USPAP) compliant through June 2025, and presently serves on the Membership Committee. As a Fine Art Appraiser, she has completed appraisals for clients nationally and internationally for purposes of insurance, tax and estate planning, charitable donations, and equitable distribution. Though predominantly working in Post-War, Contemporary and Emerging Art since 2008, Ms. Maliszewski has further experience in valuing and cataloguing a wide variety of fine and decorative objects. In addition to her appraisal work, Ms. Maliszewski has nineteen (19) years of experience in New York and London, working in collections management and research, and working for art consultancies, art fairs, museums, galleries, and artist studios. Ms. Maliszewski holds a B.A. with a concentration in Art History from Northeastern University, an M. Litt in the History of Art and Connoisseurship in Fine and Decorative Arts from Christie’s Education in London, and completed extensive coursework in appraisal studies through New York University’s Appraisal Studies Program and the Appraisers Association of America.

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Statements and Disclosures

This Appraisal Report consists of pages and must be presented in its entirety to be valid. This document is prepared solely for internal corporate and accounting purposes as described in the Scope of Work using the Sales Comparison approach to arrive at the Fair Market Value as of the stated effective valuation date. It is to be used solely by the intended users listed in this Appraisal Report for that purpose and can be relied upon by the intended user as described in the Scope of Work.

Unless otherwise stated herein, this Appraisal Report is based only on the readily apparent identity of the item appraised, and no further opinions or guarantee of authenticity, genuineness, attribution, or authorship is made. However, in appraising the subject property, the Masterworks Appraiser(s) found no reason to question the authenticity of the article, except as noted. To the knowledge of the Masterworks Appraiser(s), no laboratory testing has been performed on the subject property.

Unless otherwise stated herein, the appraised value is based on whole ownership and possessory interest undiminished by any liens, fractional interests or any other form of encumbrance or alienation.

This Appraisal Report is made at the request of the parties named for their use. The Appraisal Report is not an indication or certificate of title ownership. The identification of the interest of the requesting parties is simply represented to the Masterworks Appraiser(s) by such parties and no inquiry or investigation has been made nor is any opinion given as to the truth of such representation.

The value expressed herein reflects the professional judgment and opinion of the Masterworks Appraiser(s) and is not a representation or warranty that the item will realize that value if offered for sale at an auction or otherwise. The value expressed is based on current information on the assigned effective valuation date stated on the cover page of this report. No opinion is hereby expressed as to any future value, nor unless otherwise stated, as to any past value.

Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the Artwork, the comparable sale may be included in the comparable data set at the discretion of the Masterworks Appraiser(s), provided that the related party nature of the comparable sale will be noted in the appraisal.

The market level selected for this assignment is based on the subject property’s current use and alternative uses as relevant to the type and definition of value and the intended use of the Appraisal Report. As such, the Masterworks Appraiser(s) considered the most common marketplace(s) given the purpose of this appraisal assignment.

The Masterworks Appraiser(s) are not required to give testimony, be present in any court of law, or appear before any commission or board by reason of this Appraisal Report without reasonable prior notice. Should this report be challenged in any way, not limited to litigation, it is understood that the Masterworks Appraiser(s) are prepared to defend this Appraisal Report, if required. Appearance and testimony at deposition, trial, or alternative dispute resolution proceedings and the necessary preparations thereof are considered to be new and separate assignments.

Possession of this Appraisal Report, or a copy thereof, does not include the right of publication without the written consent of Masterworks. This Appraisal Report, or any part thereof, including the identity of the Masterworks Appraiser(s), shall not be made public through advertising, public relations, news releases, sales, or other distributive or information media without the written consent of Masterworks.

Copies of this Appraisal Report and written and electronic notes pertaining to the appraisal assignment will be kept in the offices of Masterworks for a minimal period of five (5) years after the date of issue or two (2) years after final disposition of any judicial proceedings involving the Masterworks Appraiser(s), whichever period expires last. Masterworks makes every effort to store records pertaining to the Appraisal in a safe and secure environment. However, Masterworks is not responsible for acts of nature, war, terrorism, or other unexpected catastrophes which may affect the safekeeping of this Appraisal Report.

All matters regarding the duties, responsibilities, and liabilities of the Masterworks Appraiser(s) are in accord with the Valuation Standards and Professional Practices as outlined by the Appraisal Foundation in the 2020-2021 Uniform Standards of Professional Appraisal Practice and the Principles of Practice and the Code of Ethics of the Appraisers Association of America.

Submission of this Appraisal Report concludes this appraisal assignment.

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Appraisal Terminology and Definitions

Appraisal: As defined in the Uniform Standards of Professional Appraisal Practice (USPAP), “the act or process of developing an opinion of value; an opinion of value.” According to the USPAP, value can “be numerically expressed as a specific amount, as a range of numbers, or as a relationship (e.g., not more than, not less than) to a previous value opinion or numerical benchmark (e.g., assessed value, collateral value).” It should be noted that the USPAP states that using any other term for an appraisal does not remove the work from being in compliance with USPAP; it is an appraisal if an opinion of value is given.

Buyer’s Premium: The percentage of the bid or “hammer” price paid by the buyer to the auction house when purchasing an item. The fee usually ranges between 5% and 25% of the hammer price.

Bought In (BI): Occurs at auction when an object does not meet its reserve price and fails to sell.

Catalogue Raisonné: A scholarly catalogue that should include all the known works of an artist or all of his or her known works in a specific medium at the time of the catalogue’s compilation. Essential information identifying the works is included, making the catalogue a definitive reference book.

Certificate of Authentication/Authenticity: An official document that certifies that the piece in question is correct, of the period, and by the artist designated. Some states (including New York) require specific information be included on a certificate of authentication.

Clear Title: Refers to ownership of property that is free from encumbrance, obstruction, burden or limitation.

Comparables: Those objects selected by the appraiser as being similar to one being appraised. An examination and analysis of sales figures for similar works or comparable objects allows the appraiser to arrive at an appraised value for the object under consideration.

Condition: Term referring to the physical state of a property and must be noted in an appraisal document.

Conservation: The treatment and preventive care of an object so that its condition does not deteriorate and will remain stable; the preservation of a work of art involving careful maintenance and protection of an object, using materials and procedures that will have no adverse effect on it.

Cost Approach: A valuation approach used to determine the value of an object based upon the cost of re-creating the identical piece. This approach may be applied to the decorative arts when the methods of construction or materials used are replicable.

Hammer Price: The actual (final) bid price at auction; it does not include the buyer’s premium.

Hypothetical Conditions: According to USPAP, those conditions that are contrary to the conditions that actually exist, but are supposed for the purpose of reasonable analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal or economic characteristics of a subject property or about conditions external to the property, such as the market conditions or trends, or about the integrity of data used in an analysis. Appraisals of damaged or destroyed objects employ hypothetical conditions. A hypothetical condition may be used in an assignment only if 1) the use of the hypothetical condition is clearly required for legal purposes, for purposes of reasonable analysis or for purposes of comparison; 2) the use of the hypothetical condition results in a credible analysis; and 3) the appraiser complies with the disclosure requirements set forth in USPAP for hypothetical conditions.

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Income Approach: A valuation approach used to determine the value of a work of art or object that will be used to generate future income. This is most often done through leasing, rental or the creation of reproductions but not through a one-time only sale with transfer of title and/or copyright.

Market Analysis: The study of market conditions for a specific type of personal property; sometimes both the retail and wholesale markets must be examined and analyzed.

Medium: 1.) The material from which an object or artwork is made or on which it is produced; it may include paper, canvas, board, cel (acetate), bronze; 2.) The specific tool and material used by an artist; e.g., brush and oil paint, chisel and stone; 3.) The mode of expression used by an artist; e.g., painting, sculpture, graphic arts, etc.; 4.) A liquid that may be added to a paint to increase its manipulability without decreasing its adhesive, binding or film forming properties.

Most Appropriate Market or Marketplace: The venue in which an appraiser determines that an object can be sold most easily and at the highest price. In the case of personal property, when comparables are scarce, it frequently references the most appropriate market, which can be a combination of auction and private gallery sales.

No Commercial Value (NCV): A term that usually refers to an object or a group of objects, usually in estate situations, for which it is not reasonable to assign a monetary value; for example, a mattress and a box spring.

Offering Amount: For Masterworks’ purposes, the aggregate total value of all Class A shares in a given Artwork as reflected in the final offering circular filed with the SEC.

Original Cost: Also known as the historical cost or the cost of acquiring an item of personal property.

Offering Date: For Masterworks’ purposes, the date at which the final offering circular is filed with the SEC.

Personal Property: Defined by USPAP as “identifiable, tangible objects that are considered by the general public as being “personal”; for example, furnishings, artwork, antiques, gems and jewelry, collectibles, machinery and equipment.”

Primary Market: A market created either by the maker or the maker’s agent when an object is sold for the first time, usually in galleries or stores. The secondary market is the venue for the sale of an object between a seller and a buyer when neither of them have participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Primary Source: Material, used in research and data comparisons, that is gathered from first-hand witnesses and includes auctions attended, galleries, art fairs and stores visited as well as actual comparables witnessed by the appraiser.

Provenance: The history of an object that may include its past ownership as well as its exhibition and catalogue history.

Qualified Appraisal: An appraisal will be treated as a qualified appraisal within the meaning of IRS Code §170 (f)(11)(E) if the appraisal complies with all the requirements of §1.170A-13(c) of the existing regulations (except for the extent the regulations are inconsistent with § 170 (f)(11)), and is conducted by a qualified appraiser in accordance with generally accepted appraisal standards. See sections 3.02(2) and 3.03 of Notice 2006-96. An appraisal will be treated as having been conducted in accordance with generally accepted appraisal standards within the meaning of §170 (f)(11)(E)(i)(II) if, for example, the appraisal is consistent with the substance and principles of the Uniform Standards of Professional Appraisal Practice (“USPAP”).

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Qualified Appraiser: (1) Appraisal designation. An appraiser will be treated as having earned an appraisal designation from a recognized professional appraiser organization within the meaning of §170 (f)(11)(E)(ii)(I) if the appraisal designation is awarded on the basis of demonstrated competency in valuing the type of property for which the appraisal is performed. (2) Education and experience in valuing the type of property. An appraiser will be treated as having demonstrated verifiable education and experience in valuing the type of property subject to the appraisal within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser makes a declaration in the appraisal that, because of the appraiser’s background, experience, education and membership in professional associations, the appraiser is qualified to make appraisals of the type of property being valued. (3) Minimum education and experience. An appraiser will be treated as having met minimum education and experience requirements within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser has successfully completed college or professional level coursework that is relevant to the property being valued, has obtained at least two years of experience in the trade or business of buying, selling, or valuing the type of property being valued, and has fully described in the appraisal the appraiser’s education and experience that qualify the appraiser to value the type of property being valued.

Recto: The front side of a painting.

Sales Comparison Approach: the most commonly applied valuation approach when appraising personal property, in which appraised value is based on achieved prices for similar works by the same artist or artisan of equal standing and related reputation (alternatively called Comparative Market Data Approach, Market Data Approach or Comparable Market Data Approach.)

Secondary Market: Refers to the marketplace in which a used object is bought and sold. Once an item is no longer available from the original source, it is considered a secondary market item. The term usually refers to the auction market and is in no way associated with the value or the condition of the object. The secondary market is the venue for the sale of an object, through an auction or a gallery, between a seller and a buyer, neither of whom has participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Secondary Source: an article or book that discusses information that was first presented somewhere else. Examples of secondary sources utilizing exact primary sources in research and data comparison are Artnet, ArtFact, P4a, Gordonsart, Art-Sales-Index, newel.com and other internet research tools.

Seller’s Premium or Seller’s Commission: The percentage of the bid or “hammer” price paid by a seller to an auction house when selling an item. The fee ranges from nothing to 35 percent and may be more negotiable than the buyer’s premium.

Statement of Assumptions & Limiting Conditions: Terms or concepts generally linked together in most appraisals. An assumption is that which is taken to be true. An extraordinary assumption is an assumption, directly related to a specific assignment, that, if found to be false, could alter the appraiser’s opinions or conclusions. A limiting condition refers to the conditions that limit the appraiser’s examination or research of the appraised items and the appraisal assignment. Hypothetical conditions are those that are contrary to what exists, but are supposed for the purpose of analysis.

Uniform Standards of Professional Appraisal Practice (USPAP): The appraisal standards covering the development and communication of appraisers’ opinions and conclusions published by the Appraisal Standards Board of The Appraisal Foundation. First published in 1987, these standards apply to all disciplines of appraising.

Verso: The backside of a painting.

Work Size: The dimensions of works on panel or board. When the word “sight” is used in conjunction with worksize, it refers to the dimensions of the visible image of the work.

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